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                                                                   EXHIBIT 32

                         [PENNZOIL COMPANY LETTERHEAD]



                                                                   July 14, 1997



Dear Shareholder:



     Last week you may have received a letter from Union Pacific Resources seeking your support for their proposal, drafted in the guise of a series of questions for Pennzoil's management and Board. It is not possible or appropriate to try to respond to all of the misinformation and misrepresentations contained in their letter, which we intend to respond to in litigation. However, I do want to set the record straight on certain matters, including issues covered by the enclosed ad which is appearing today in The Wall Street Journal.



     When I assumed the Chairmanship of Pennzoil Company in May 1994, your Board of Directors implemented a strategic plan that would enhance Pennzoil's position as a global producer of oil and gas and as a world class refiner and marketer of Pennzoil motor oil and other premium automotive products. In the last year and a half, total return on our stock has been 42%, a strong endorsement of our strategic initiatives. However, the fruits of our strategic plan are just now beginning to be realized and the long-term benefits remain virtually unrecognized in our public market valuation.



     Union Pacific Resources knows all of this. And they are seeking to take advantage of it by acquiring Pennzoil at a price that is inadequate. To make matters worse, they propose to do so by using a highly coercive, two-tiered structure with a back-end merger that is highly uncertain as to both price and execution.



     As I said in my previous communication to you, Pennzoil's Board is committed to staying on the strategic course Pennzoil has set for itself. The Board strongly believes that this is not the time to be considering a transaction such as that proposed by UPR, particularly when we are on the verge of reaping the benefits of the seeds sown over the past 3 years.



     I urge you not to tender your shares to UPR.



                                            Sincerely,



                                            /s/ James L. Pate